Nabil Sabki	330 North Wabash Avenue
Direct Dial: +1.312.876.7604	Suite 2800
nabil.sabki@lw.com	Chicago, Illinois 60611
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

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Re:                             Arch Resources, Inc. (File No. 812-15085)

Dear Mr. Ahlgren:

Pursuant to our phone calls with the Staff of the Division of Investment Management, please be advised that Arch Resources, Inc. is withdrawing its application for exemptive relief under Section 3(b)(2) of the Investment Company Act of 1940, as amended, because the joint venture with Peabody Energy Corporation described in the application has been terminated and the relief requested is no longer necessary. This withdrawal letter relates to the initial application filed with the Securities and Exchange Commission on December 20, 2019 as well as the subsequent amendments filed on May 5, 2020 and August 17, 2020.

If you have any questions, please call me at 312-876-7604. Thank you.

* * * * * *

Sincerely,

/s/ Nabil Sabki

Nabil Sabki

cc:	Holly L. Hunter-Ceci, Assistant Chief Counsel
David P. Nicolardi, Branch Chief